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                              May 18, 2021

       Wenbin Jiang
       President and Chief Executive Officer
       Cytek BioSciences, Inc.
       46107 Landing Pkwy
       Fremont, California 94538

                                                        Re: Cytek BioSciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 22,
2021
                                                            CIK No. 0001831915

       Dear Dr. Jiang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 22, 2021

       Cover page

   1. We note your disclosure on page 59 that your executive officers, directors and current beneficial owners of 5%
or more of your common stock will own a significant portion of your outstanding common
stock, and, acting together, will be able to significantly
                                                        influence all matters
requiring stockholder approval, including the election and removal of directors and any
merger or other significant corporate transactions after completion of the offering. Please
disclose here and in your prospectus summary the aggregate percent of the voting power these
stockholders will control after the offering, as you have done on page 59.
 Wenbin Jiang
FirstName  LastNameWenbin Jiang
Cytek BioSciences, Inc.
Comapany
May        NameCytek BioSciences, Inc.
     18, 2021
May 18,
Page 2 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2.       Please disclose the basis for the statement that you are a    leading
life sciences technology
         company.
3. Please disclose in the "Overview" subsection that in the United States your products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products, and are not currently designed, or intended to be used, for clinical diagnostic tests. Please also disclose here that your Northern Lights system has been approved for clinical use only in Europe and China.
Our Strategy, page 4

4. In the fourth bullet, please clarify, if true, that your Northern Lights system has been approved for clinical use in the European Union, as opposed to all of Europe.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 89

5. Please revise to state specifically whether you anticipate needing to raise additional funds to carry out your research and development investments, including your stated plans to seek approval or clearance from the FDA for clinical use of your Aurora and Northern
         Lights systems.
Business
Overview, page 99

6. We note your disclosure that the total addressable market for flow cytometry technologies is nearly $8 billion and that you believe your FSP platform has the potential to capture an increasingly greater share of the broader cell analysis market, which, according to industry sources, is expected to grow to roughly $23 billion by 2024. Please disclose the industry sources upon which you are basing your calculations for each figure. In addition, please clarify whether these estimates include diagnostic markets, and if so, disclose that the
         company   s access to such market would depend in part upon FDA
clearance or approval.
Our Unique Optical Design, page 107

7. Please enhance your graphic to ensure that all text is legible. Reagents and Kits, page 120

8. We note your disclosure that your TBNK reagents are currently being tested in clinical trials in China and that you plan to seek Class 3 registration. To the extent material, please disclose where you stand in the clinical trial process, what steps you still need to complete, and when you anticipate seeking Class 3 registration.
 Wenbin Jiang
Cytek BioSciences, Inc.
May 18, 2021
Page 3
Manufacturing and Supply, page 122

9. We note your disclosure that key components in your products are supplied by sole or limited source suppliers and that with respect to many suppliers, you do not have long term supply contracts. To the extent you do have supply contracts for these key components and you are substantially dependent on such agreements, please describe the material terms of such agreements and file the agreements as exhibits. Alternatively, please explain the basis of your belief that such disclosure is not required.
Intellectual Property, page 123

10. Please revise to clarify the jurisdictions in which you own and have patents pending outside the United States. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, the type of patent protection you have, and the applicable jurisdictions and clarify whether there are any contested proceedings or third-party claims.
Key Agreements, Licenses and Collaborations, page 124

11. For each of the Biotium and BD Agreements, please disclose the amount of the upfront payments and remove the corresponding redactions from Exhibits 10.11 and 10.12. With respect to the Biotium Agreement, please disclose a range for the single digit percentage royalty rate. With respect to the BD Agreement, please disclose the amount of the milestone payment that you have included in the contractual obligations and commitments table on page 91 and remove the corresponding redactions in Exhibit 10.12.
Executive Compensation
Summary Compensation Table, page 142

12. Please revise to include a more detailed discussion of the material terms of the non-equity incentive plan awards made to your named executive officers that includes a general description of the performance criteria applied in determining the amounts payable. Refer to Item 402(o)(4) of Regulation S-K.
Notes to consolidated financial statements
Note 15 - Commitments and contingencies
Legal proceedings, page F-28

13. We note that you separated the settlement with Becton, Dickinson into two elements,
FirstName LastNameWenbin Jiang
       litigation settlement and future licensing rights. Please tell us the factors you considered
Comapany    NameCytek
       in identifying theBioSciences, Inc.settlement. Disclose your allocation methodology and elements of the
May 18,any  significant
          2021  Page 3 assumptions used.
FirstName LastName
 Wenbin Jiang
FirstName  LastNameWenbin Jiang
Cytek BioSciences, Inc.
Comapany
May        NameCytek BioSciences, Inc.
     18, 2021
May 18,
Page 4 2021 Page 4
FirstName LastName
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Gordon Ho